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                           Filed by Simplex Solutions, Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                        Subject Company: Simplex Solutions, Inc.
                                                  Commission File No.: 000-32487

         This filing relates to a proposed merger between Cadence Design Systems, Inc. ("Cadence") and Simplex Solutions, Inc. ("Simplex") pursuant to the terms of an Agreement and Plan of Merger, dated as of April 24, 2002, by and among Cadence, Simplex and Zodiac Acquisition, Inc.

         The following is the text of a slide presentation that was provided to certain marketing and sales personnel and customers and potential customers of
Simplex:


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                                                   WHY IS SIMPLEX/CADENCE MERGER
                                                                            GOOD

o        CLEAR STRATEGIC SYNERGY

         -        Complementary technologies

         -        Unmatched sales channel

         -        Senior management fit

         -        World class technologists added to the Cadence team

o        BENEFIT TO CUSTOMERS

         -        Integrating Simplex products into Cadence product line

         -        Provide greater R&D resources to support simplex products


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                                                                  POWER ANALYSIS

o        VOLTAGESTORM SOC

         -        sign-off accuracy

         -        static and dynamic

         -        gate and transistor

         -        high performance

                  o        capacity & complexity

         -        supports SoC design

         -        instance-based power consumption from PowerMeter

         -        outputs instance-based IR drop for static timing

o        SPC EMBEDDED IR DROP

         -        targeted for floorplanning

         -        static

         -        gate only

         -        complexity limited ?

         -        accuracy limited

                  o        simplistic modeling

         -        cell-based power consumption from .lib

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                                                          TIMING AND SI ANALYSIS

o        SIGNALSTORM SOC

         -        focus on timing

         -        high accuracy

         -        full-chip performance

         -        integrated delay calculator

         -        SI includes IR Drop

         -        supports complex circuitry

                  o        clock mesh

                  o        multiple drivers

                  o        complex RC load

         -        Hierarchical

o        CADMOS CELTIC

         -        focus on noise

         -        high accuracy

         -        runtimes ?

         -        requires Pearl for delay calculation

         -        no IR Drop

         -        SI feedback to P&R

                  o        insert buffers to solve

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                                                           GATE LEVEL EXTRACTION

o        FIRE & ICE QX GATE

         -        committed OEM

         -        high capacity

         -        high accuracy

                  o        good for coupling

         -        fast runtimes

                  o        >10x faster than HE

         -        complex process support

         -        outputs

                  o        reduced and full DSPF

                  o        reduced and full SPEF

                  o        coupled and de-coupled

         -        outputs all nets

o        HYPEREXTRACT

         -        EOL imminent

         -        high accuracy at 0.13u

                  o        coupling ?

         -        planar process only

         -        outputs:

                  o        full DSPF

                  o        full SPEF (de-coupled)

         -        cannot output power nets

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                                                     TRANSISTOR LEVEL EXTRACTION

o        FIRE & ICE QX TRANSISTOR

         -        full-chip digital focus

         -        high capacity

         -        high accuracy

         -        fast runtimes

         -        integrated with Calibre

         -        outputs:

                  o        reduced and full DSPF

                  o        reduced and full SPEF

                  o        RSPF

                  o        coupled and decoupled

o        ASSURA RCX

         -        RF mixed-signal focus

         -        moderate capacity

         -        high accuracy

         -        target designs:

                  o        moderate mixed-signal

                  o        d/A SoC designs

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                                                        SUBSTRATE NOISE ANALYSIS

o        SUBSTRATESTORM

         -        RF mixed-signal focus

         -        high accuracy substrate RC modeling

         -        medium capacity

         -        integrated into CDN environment

         -        visualization

         -        automatically outputs SPICE files for simulation

o        CADMOS SEISMIC

         -        digital noise analysis

         -        low accuracy substrate RC modeling

         -        high capacity

         -        NOT integrated into CDN environment

         -        no visualization ?

         -        large output files, not suitable for SPICE simulation


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                                                                  OTHER PRODUCTS

o        ELECTRONSTORM

         -        no comparative product in Cadence

o        SPC ROUTING

         -        enables control of route width to avoid EM issues

o        CLOCKSTORM

         -        full-chip, transistor-level clock analysis

         -        reports stage-by-stage skew and slew

         -        accounts for IR drop

o        CTGEN

         -        automatic clock generator


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                                                ADDITIONAL INFORMATION ABOUT THE
                                            PROPOSED MERGER AND WHERE TO FIND IT

Cadence Design Systems, Inc. and Simplex Solutions, Inc. intend to file with the Securities and Exchange Commission a registration statement, including a proxy statement/prospectus, and other relevant materials in connection with the proposed merger. The proxy statement/prospectus will be mailed to the stockholders of Simplex. Investors and security holders of Simplex are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Cadence, Simplex and the proposed merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Cadence or Simplex with the Securities and Exchange Commission, may be obtained free of charge at the Securities and Exchange Commission's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Cadence by contacting Cadence Investor Relations, 2655 Seely Avenue, Building 5, San Jose, California 95134, (408) 943-1234. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Simplex by contacting Simplex Investor Relations, 521 Almanor Avenue, Sunnyvale, California 94085, (408) 617-6100. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

Simplex and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Simplex in favor of the proposed merger. A description of the interests of the executive officers and directors in Simplex is set forth in the proxy statement for Simplex's 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on January 10, 2002. This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from Simplex by directing a request to Simplex Investor Relations, 521 Almanor Avenue, Sunnyvale, California 94085, (408) 617-6100. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of the executive officers and directors in the proposed merger by reading the proxy statement/prospectus when it becomes available.


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                                               CAUTIONARY NOTE REGARDING FORWARD
                                                              LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the federal securities laws, including, without limitation, statements regarding the following: the proposed merger between Cadence and Simplex and the strategies, synergies, benefits and opportunities relating to the proposed merger; and products and technologies. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially, including, without limitation, the following: the approval of the proposed merger by Simplex's stockholders; the satisfaction of closing conditions, including the receipt of regulatory approvals; the successful integration of Simplex's employees and technologies; possible shifts in strategies due to changes in demand, actions by competitors or other factors; the rapid pace of technological change in the electronics and semiconductor industries; fluctuations in the demand for Cadence's and Simplex's products, services and solutions; possible development or marketing delays relating to product offerings; and the introduction of new products by competitors or the entry of new competitors into the markets for Cadence's and Simplex's products. A detailed discussion of other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in Simplex's most recent filings with the Securities and Exchange Commission. Simplex undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this document.